FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 08, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A. Taxpayer no. CNPJ 01.838.723/0001-27 A Publicly-held Company	Marfrig Alimentos S.A. Taxpayer no. CNPJ 03.853.896/0001-40 A Publicly-held Company

MATERIAL FACT

1.            The management of BRF – Brasil Foods S.A. (“BRF” – Bovespa: BRFS3; NYSE: BRFS) and of Marfrig Alimentos S.A. (“Marfrig” – Bovespa: MRFG3; ADR Level 1: MRTTY) hereby announce that, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No. 358/02, and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6.404/76), and in accordance with the provisions of the Performance Commitment Agreement ("TCD") described in the Material Fact disclosed by BRF on July 13, 2011, effective as of this date, a binding agreement was entered into between BRF and Sadia S.A. (“Sadia”), on the one hand, and  Marfrig Alimentos S.A. (“Marfrig”), on the other hand, for the purpose of setting forth the main terms and conditions necessary to complete the transaction described below.

TERMS AND CONDITIONS

2.            According to the terms and conditions set forth in said TCD, BRF/Sadia on the one hand, and Marfrig, on the other hand, have agreed to the exchange:

(a) of the following assets owned by BRF and/or Sadia that are listed in the TCD, as disclosed by BRF on July 13, 2011*: (a1) trademarks and intellectual property rights related to such trademarks; (a2) all assets and rights (including real property, facilities and equipment) related to specified plants; (a3) all assets and rights associated with eight (8) distribution centers; (a4) the productive capacity of the hog slaughtering plant, located in the city of Carambei; (a5) Sadia’s entire interest, whether owned directly and or indirectly, in Excelsior Alimentos S.A. stock, which is equal to a 64.57% interest;

(b) for the following assets owned by Marfrig and/or Quickfood S.A., a subsidiary of Marfrig headquartered in Argentina: (b1) certain assets located in Argentina related to the PATY brand, hamburger market leader in Argentina, including hamburger, cold cuts and vegetables processing sites and one beef slaughtering plant, as well as warehouses and distribution structure; (b2) the trademarks, patents and all other intellectual property related to the processed food brand Paty (and its related brands), Barny and Estancia Del Sur, including all other intellectual property rights related to such brands; (b3) hog farms and rural real property, all located in the State of Mato Grosso; (b4) PATY brand commercial operations in Uruguay and in Chile; and (b5) an additional payment in the amount of  Two Hundred Million Reais (R$ 200,000,000.00), payable according to the terms and conditions to be agreed upon by the parties.

3.            The transaction is subject to changes that may arise from legal, accounting, financial and operational due diligence procedures to be conducted.

4.            The approval, on the part of Marfrig, is conditioned upon the provisions of Marfrig’s shareholders agreement.

CONDITION PRECEDENT

5. The execution of the final agreements and the implementation of this transaction are subject to a condition precedent, which is the assessment by the Administrative Council for Economic Defense (“CADE”), as per the terms and restrictions provided for in the TCD executed on July 13, 2001 by BRF, Sadia and CADE.

ADDITIONAL INFORMATION

6.            The management of both BRF and Marfrig understand that the exchanged assets are of equivalent value.

7.            BRF, Sadia and Marfrig agree to negotiate, in good faith, the measures and actions to be taken in order to determine the best structure for the implementation of the transaction described in this document. The management of both BRF and Marfrig will keep the market informed of developments pertaining to the present matter.

Sao Paulo, December 8, 2011

Leopoldo Viriato Saboya

VP Officer for Finance, Administration and Investor Relations

Ricardo Florence

VP Officer for Finance, Administration and Investor Relations

*http://www.brasilfoods.com/ri/siteri/web/arquivos/FatoRelevante_ingles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 08, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director